Exhibit 99.2

Baja Mining Corp.

Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars)

Baja Mining Corp.
Consolidated Balance Sheets - Unaudited
As at March 31, 2012 and December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

	March 31,	December 31,
	2012	2011
ASSETS
Cash and cash equivalents	54,427	39,625
Short-term deposits	25,753	33,068
Other current assets (note 3)	32,052	21,646
Current assets	112,232	94,339

Restricted cash (note 4)	60,066	31,150
Deposits	13,595	2,501
Inventory (note 5)	3,791	3,451
Deferred financing costs (note 6)	14,512	24,810
Property, plant and equipment (note 7)	748,931	605,038
Derivative asset (note 11)	14,147	5,695

Total assets	967,274	766,984

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	61,449	49,452
Current portion of environmental liabilities (note 8)	327	352
Current portion of subordinated debt (note 10)	9,517	9,360
Current portion of senior debt (note 9)	-	152,018
Current portion of derivative liabilities (note 11)	-	42,890
Current liabilities	71,293	254,072

Environmental liabilities (note 8)	16,901	15,762
Senior debt (note 9)	325,037	-
Subordinated debt (note 10)	238,678	233,797
Derivative liabilities (note 11)	80,075	6,818
Other liabilities	3,958	2,336

Total liabilities	735,942	512,785

Share capital (note 12)	291,134	289,755
Contributed surplus	109,812	109,168
Deficit	(156,594)	(135,250)
Accumulated other comprehensive income	10,465	5,157

Equity attributable to shareholders of the Company	254,817	268,830
Non-controlling interests	(23,485)	(14,631)

Total equity	231,332	254,199

Total liabilities and equity	967,274	766,984

Nature of operations and going concern (note 1)
Commitments and contingencies (note 16)
Subsequent events (note 18)

Approved by the Board and authorized for issue on May 11, 2012.

/s/ Lorie Waisberg	Director	/s/ C. Thomas Ogryzlo	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
For the three months ended March 31, 2012 and 2011
(expressed in thousands of US dollars, unless stated otherwise)
Consolidated Statements of Operations - Unaudited

	Three months ended
		March 31,
	2012	2011
Expenses
General and administration (note 13)	5,638	4,591
Research	59	167
Other	-	1,000

Loss before other items	(5,697)	(5,758)

Foreign exchange loss	(2,319)	(5,424)
Fair value adjustment on derivative instruments (note 11)	(22,017)	(31,220)
Finance income	560	152
Finance cost	(108)	(15)

Loss before tax	(29,581)	(42,265)

Taxation expense	(619)	(507)

Loss for the period	(30,200)	(42,772)

Loss for the period attributable to:
Shareholders of the Company	(21,344)	(32,814)
Non-controlling interests	(8,856)	(9,958)

Loss per share –
Basic	(0.06)	(0.10)
Diluted	(0.06)	(0.10)

Weighted average number of shares outstanding –
Basic	339,454,673	334,653,087
Diluted	339,454,673	334,653,087

Consolidated Statements of Comprehensive Loss – Unaudited

	Three months ended
		March 31,
	2012	2011

Loss for the period	(30,200)	(42,772)

Other comprehensive income
Currency translation adjustment	5,310	6,833

Total comprehensive loss	(24,890)	(35,939)

Total comprehensive loss attributable to:
Shareholders of the Company	(16,036)	(25,981)
Non-controlling interests	(8,854)	(9,958)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Changes in Equity - Unaudited
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income (loss)	Total	interests	Total

Balance – December 31, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Loss for the period	-	-	-	(32,814)	-	(32,814)	(9,958)	(42,772)
Currency translation adjustment	-	-	-	-	6,833	6,833	-	6,833
Exercise of stock options	1,000,000	1,213	(807)	-	-	406	-	406
Stock-based compensation expense	-	-	2,473	-	-	2,473	-	2,473
Fair value differential of loans from non-controlling interests	-	-	(657)	-	-	(657)	-	(657)
Balance – March 31, 2011	335,173,087	285,242	103,156	(179,576)	18,710	227,532	(33,094)	194,438
Income for the period	-	-	-	44,326	-	44,326	18,467	62,793
Currency translation adjustment	-	-	-	-	(13,553)	(13,553)	(4)	(13,557)
Exercise of stock options	3,503,750	4,310	(2,826)	-	-	1,484	-	1,484
Stock-based compensation expense	-	-	5,539	-	-	5,539	-	5,539
Exercise of warrants	101,813	203	(99)	-	-	104	-	104
Fair value differential of loans from non-controlling interests	-	-	(664)	-	-	(664)	-	(664)
Fair value differential of Baja funding loan	-	-	4,062	-	-	4,062	-	4,062
Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199
Loss for the period	-	-	-	(21,344)	-	(21,344)	(8,856)	(30,200)
Currency translation adjustment	-	-	-	-	5,308	5,308	2	5,310
Exercise of stock options	200,000	257	(177)	-	-	80	-	80
Stock-based compensation expense	-	-	1,078	-	-	1,078	-	1,078
Exercise of warrants	984,375	1,122	(257)	-	-	865	-	865
Balance – March 31, 2012	339,963,025	291,134	109,812	(156,594)	10,465	254,817	(23,485)	231,332

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash flows - Unaudited
For the three months ended March 31, 2012 and 2011
(expressed in thousands of US dollars, unless stated otherwise)

	Three months ended
		March 31,
	2012	2011
Cash flows from operating activities
Loss for the period	(30,200)	(42,772)
Items not affecting cash
Depreciation and accretion	701	340
Stock-based compensation expense	738	1,633
Unrealized foreign exchange	2,578	5,435
Fair value adjustment on derivative instruments	22,017	31,220
Impairment charges	-	1,000
Income tax provision	619	507
	(3,547)	(2,637)

Special warrants liability payment	-	(333)
Net changes in working capital balances
Other current assets	2,006	(2,104)
Accounts payable and accrued liabilities	(2,042)	2,142

	(3,583)	(2,932)
Cash flows from investing activities
(Investment in) redemption of short term deposits	7,892	(20,580)
Acquisition of property, plant and equipment	(130,377)	(35,318)
Increase in value-added tax recoverable	(9,817)	(4,045)
Reduction of (increase in) restricted cash	(28,903)	39,318
Increase in deposits	(909)	(6,545)
Increase in inventory	(340)	-

	(162,454)	(27,170)
Cash flows from financing activities
Net proceeds from issuance of common shares	945	406
Expenditure on deferred financing costs	(90)	(744)
Proceeds from subordinated debt	-	36,000
Proceeds from senior debt	180,000	-

	180,855	35,662

Effect of exchange rate changes on cash and cash equivalents	(16)	919

(Decrease) increase in cash and cash equivalents	14,802	6,479
Cash and cash equivalents - Beginning of period	39,625	48,151

Cash and cash equivalents - End of period	54,427	54,630

Supplemental cash flow information (note 17)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations and going concern

Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International. The Company is domiciled in Canada and its registered office is 500 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. In addition, MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business; however, there are events and conditions that cause uncertainty of that assumption. During the period ended March 31, 2012, the Company had a loss of $30,200 and as at March 31, 2012, the accumulated deficit attributable to shareholders amounted to $156,594. In addition, subsequent to March 31, 2012, the Company identified cost overruns on the Boleo Project that exceeded the Company’s available funding (notes 9 and 18). The funding shortfall of $246,000 was estimated after considering existing cost overrun facilities of $100,000 and approximate additional cost contingencies of $54,000, suggesting a total estimated cost overrun of approximately $400,000. Provisions within the debt agreements prevent the Company from drawing on available facilities until the shortfall is resolved and provides the lenders with the ability to demand accelerated payment should the Company not be able to resolve the funding shortfall by mid-June 2012. The facilities that may be subject to accelerated payment are the senior debt, the Korean Development Bank (“KDB”) subordinated debt (note 10(a)), and those relating to the hedge liability totalling $435,634 on the consolidated balance sheet. The Company’s ability to continue as a going concern is dependent upon the ability of the Company to (i) obtain financing to satisfy short-term liquidity requirements, (ii) obtain further financing to fund the before mentioned funding shortfall, (iii) complete the development of its Boleo Project, (iv) obtain all requisite permits as stipulated in the senior debt agreements, and (v) establish profitable operations. As a result, there is substantial doubt that the Company will be able to continue as a going concern.

Management believes that, based on the underlying value of the Boleo Project, it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis, and while the Company has been successful in obtaining its required funding in the past, there is no assurance that such financing will be available in the near term, or be available on favourable terms. Factors that could affect the availability of financing include the composition of the Company’s Board of Directors and senior management, senior lender’s requirements and agreement with Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”), the state of international debt and equity markets, investor perceptions and expectations, and global metals markets.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations and going concern (continued)

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2011, which were prepared in accordance with IFRS as issued by the IASB.

3	Other current assets

	March 31,	December 31,
	2012	2011

Prepaid expenses	387	247
Value-added tax recoverable	30,618	20,801
Other receivables	1,047	598

	32,052	21,646

The Company expects to fully recover its receivables, including its value-added tax recoverable and therefore, no allowance has been recorded against these receivables.

4	Restricted cash

	March 31,	December 31,
	2012	2011

Construction funds (a)	53,171	24,271
Reclamation fund	4,900	4,900
Amounts restricted through credit facilities	1,995	1,979

	60,066	31,150

a)

As required under the senior debt arrangement signed on September 28, 2010 (note 9), the Company set up certain trust accounts for project funding. Funds from this account may be drawn on a monthly basis, based on approved cash flow projections, and used only on the Boleo Project.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

5	Inventory

	March 31,	December 31,
	2012	2011

Stockpiled ore	1,402	814
Development consumables	2,389	2,637

	3,791	3,451

Stockpile ore inventory represents ore that has been extracted and is available for further processing. Management does not expect this ore to be processed within the next twelve months and as a result, stockpiled ore has been classified as long-term inventory.

6	Deferred financing costs

Balance – December 31, 2011	24,810
Additions	81
Transfer to senior debt (notes 9(b) - (d))	(10,421)
Foreign exchange adjustment	42

Balance – March 31, 2012	14,512

7	Property, plant and equipment

	Plant and	Construction	Mineral
	equipment	in progress	properties	Total
Cost

Balance – December 31, 2011	54,787	346,174	211,189	612,150
Additions	2,120	106,304	27,079	135,503
Borrowing costs capitalized	-	-	9,725	9,725
Share-based payments capitalized	-	-	340	340
Asset retirement obligation change in estimate	-	-	1,006	1,006
Transfer between categories	31,126	(31,126)	-	-
Foreign currency translation	87	-	97	184

Balance – March 31, 2012	88,120	421,352	249,436	758,908

Accumulated depreciation

Balance – December 31, 2011	(7,112)	-	-	(7,112)
Depreciation	(2,834)	-	-	(2,834)
Foreign currency translation	(31)	-	-	(31)

Balance – March 31, 2012	(9,977)	-	-	(9,977)

Net carrying value
At December 31, 2011	47,675	346,174	211,189	605,038
At March 31, 2012	78,143	421,352	249,436	748,931

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

8	Environmental liabilities

Balance – December 31, 2011	16,114
Accretion of discounted liability for the period	108
Change in estimate – estimated cash flows (a)	1,634
Change in estimate – discount rate (b)	(628)

Balance – March 31, 2012	17,228

Current balance	327

Long-term balance	16,901

a)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.
b)	The Company has adjusted its environmental liabilities for a change in the risk-free discount rate, which was 2.66% at March 31, 2012 (December 31, 2011 – 2.49%).

The Company estimated as at March 31, 2012 that the undiscounted closure costs would amount to $31,854 over an estimated remaining project life in excess of 23 years.

9	Senior debt facilities

On September 28, 2010 the Company finalized and signed the senior debt facilities outlined below, which are collateralized by a first mortgage over the assets of the Boleo Project and severally guaranteed by the Company and the Consortium for their portions of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (consisting of interest and fees) and working capital costs of the Boleo Project.

Following the required contributions by the Company and the Consortium, as well as compliance with a number of standard conditions precedent, which included the implementation of a hedging program (note 11), each of the facilities may be drawn down pro-rata, except Export-Import Bank of the United States (“US Exim”) facilities which are subject to eligibility requirements. The Company satisfied all conditions precedent in the fourth quarter of 2011 and commenced draw down of the senior debt facilities.

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is permitted to make voluntary prepayments on the facilities.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior debt facilities (continued)

	March 31,	December 31,
	2012	2011

Export-Import Bank of the United States (a)	105,494	103,916
Export Development Canada (b)	113,802	24,935
Korean Development Bank (c)	67,927	14,882
Commercial Banks (d)	37,814	8,285
Cost Overrun Facility (e)	-	-

	325,037	152,018

Current balance	-	152,018

Long-term balance	325,037	-

Due to an administrative error, the commitment fees that were due to the US Exim on December 18, 2011 were paid in January 2012. By payment of the commitment fees in January 2012, the Company remedied the error and drew from the remainder of the senior debt facilities during the first quarter of 2012. As at December 31, 2011, the matter was continuing and IAS 1 paragraphs 69 and 74 contain specific requirements that liabilities be presented as current in the event that the Company does not have the unconditional right to defer settlement of these balances for at least twelve months.

As a result, due to the provisions in the senior debt loan agreements, the Company was required to present the US Exim loan balance and mandatory prepayment derivative, along with all other senior debt loan balances and the hedge liability as current liabilities at December 31, 2011 (note 11). Based on the resolution of this matter in January 2012, these balances reverted to long-term at March 31, 2012.

The Company was in compliance with all covenants associated with these facilities at March 31, 2012. Subsequent to March 31, 2012, the Company identified cost overruns on the Boleo Project that exceeded the Company’s available funding (notes 1, 11 and 18(a)). Provisions within the senior debt agreements prevent the Company from drawing on available senior debt facilities until the funding shortfall is resolved and provides the lenders with the ability to demand accelerated payment should the Company not be able to resolve the funding shortfall by mid-June 2012. In addition, the Company did not obtain certain permits, which were required prior to April 30, 2012 (note 18(b)). Therefore, the Company was not in compliance with all covenants subsequent to March 31, 2012. Consequently, the Company will be required to present all senior debt balances, the US Exim mandatory prepayment derivative and the hedge liability as current liabilities in subsequent periods, unless sufficient financing is obtained to meet the revised budget requirements.

a)	Senior debt – Export-Import Bank of the United States

US Exim approved a debt facility of $419,612, which includes accrued interest and the capitalized exposure fee of $22,579. The loan bears interest at a fixed rate of 3.02% per annum. Such interest is accrued and added to the principal outstanding, until the final economic completion date of the Boleo Project(as defined in the lending agreement). The exposure fee is added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of $5,000 on any instalment date.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior debt facilities (continued)

a)	Senior debt – Export-Import Bank of the United States (continued)

During the construction period, interest is accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every six months. In addition, from November 26, 2010, the Company accrues commitment fees of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees are payable every six months starting on June 18, 2011.

The mandatory cash sweep mechanism included in the US Exim loan represents an embedded derivative, which has been separated from the host instrument (note 11).

	Face value	Amount
		recognized

Balance - December 31, 2011	126,518	103,916
Interest accrued	936	936
Accretion of discounted liability for the period	-	642

Balance – March 31, 2012	127,454	105,494

b)	Senior debt – Export Development Canada (“EDC”)

EDC has provided the Company with a debt facility of up to $150,000, which includes accrued interest. The loan bears interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months. Until the earlier of June 30, 2013 and economic completion, interest is accrued and added to the principal outstanding. Thereafter, interest will be payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are payable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2011	26,344	24,935
Contributions	93,104	93,104
Financing costs (note 6)	-	(5,292)
Capitalized interest	497	497
Interest accrued	294	294
Amortization of financing costs	-	264

Balance – March 31, 2012	120,239	113,802

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior debt facilities (continued)

c)	Senior debt – Korean Development Bank

KDB has provided the Company with a debt facility of up to $90,000. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are payable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2011	15,804	14,882
Contributions	55,862	55,862
Financing costs (note 6)	-	(3,340)
Interest accrued	172	172
Amortization of financing costs	-	351

Balance – March 31, 2012	71,838	67,927

d)	Senior debt – Commercial Banks

A group of commercial banks (“Commercial Banks”) agreed to provide $50,000 of senior debt to the Company. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are payable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2011	8,778	8,285
Contributions	31,034	31,034
Financing costs (note 6)	-	(1,789)
Interest accrued	94	94
Amortization of financing costs	-	190

Balance – March 31, 2012	39,906	37,814

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior debt facilities (continued)

e)	Cost overrun facility – Commercial Banks

As part of the project debt facility, the Company was required to arrange a $100,000 cost overrun facility. The Company and the Consortium have agreed to proportionately provide $50,000 of which the Company has satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus. The Consortium has guaranteed to supply its $15,000.

The remaining $50,000 of the cost overrun facility was obtained proportionately from the Commercial Banks. In the event that the Company would draw on the cost overrun facility from the Commercial Banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, payable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company accrues commitment fees of 1.8% per annum on the uncancelled and undrawn amount of the facility, which are payable every three months.

The cost overrun facility cannot be drawn unless the Company has sufficient financing to fund all of the projected costs of the Boleo Project. Accordingly, the Company is currently unable to draw on the cost overrun facility.

10	Subordinated debt facilities

	March 31,	December 31,
	2012	2011

Subordinated debt - KDB (a)	50,095	49,301
Funding loan - Consortium (b)	43,052	42,269
Refundable deposit liability (c)	9,517	9,360
Loans from non-controlling interest (d)	145,531	142,227

	248,195	243,157

Current balance	9,517	9,360

Long-term balance	238,678	233,797

a)	Subordinated debt – KDB

KDB has provided the Company with a debt facility of up to $64,000, including accrued interest. This facility ranks subordinate to all senior debt in right of payment and security and bears interest at LIBOR plus a margin that varies between 3.95% and 4.3% at various periods of the loan. The facility is repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and mandatory cash sweeps. Accrued interest is payable six months in arrears. In addition, the Company accrues commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which are payable on the last day of every six-month period ending June 30 or December 31 of each year.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated debt facilities (continued)

a)	Subordinated debt – KDB (continued)

	Face value	Amount
		recognized

Balance - December 31, 2011	50,821	49,301
Interest accrued	644	644
Amortization of financing costs	-	150

Balance – March 31, 2012	51,465	50,095

In the event that the senior lenders demand accelerated payment of the senior debt under the provisions of the relevant agreements (note 9), KDB would have the right to declare the KDB subordinated debt as immediately due and payable.

b)	Funding loan – Consortium

As part of its acquisition of 30% of MMB in 2008, the Consortium was required to provide a funding loan (the “Baja funding loan”) of $50,000 to MMB, which is considered part of the Company’s project funding contribution. This facility ranks subordinate in right of payment and security to all senior debt and the KDB subordinated loan (notes 9 and 10(a)), and bears interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after repayment of the senior debt facilities, will accrue interest at the six-month average LIBOR plus 5.5%.

The facility is repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to shareholders of MMB. Accrued interest is added to the principal until economic completion after which interest would become payable six months in arrears, but only from funds available to MMB shareholders.

The mandatory cash sweep mechanism included in the Baja funding loan represents an embedded derivative, which has been separated from the host instrument (note 11).

	Face value	Amount
		recognized

Balance - December 31, 2011	50,946	42,269
Interest accrued	540	540
Accretion of discounted liability for the period	-	243

Balance – March 31, 2012	51,486	43,052

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated debt facilities (continued)

c)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the later of May 31, 2013 and economic completion. Alternatively, additional consideration may be paid to the Company by the Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

During 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was estimated based on a weighted probability assessment that the manganese production decision could likely be made on or earlier than December 31, 2012. There has been no change in this estimate as of March 31, 2012.

	Face value	Amount
		recognized

Balance - December 31, 2011	10,000	9,360
Accretion of discounted liability for the period	-	157

Balance – March 31, 2012	10,000	9,517

Current balance	10,000	9,517

Long-term balance	-	-

d)	Loans from non-controlling interests

In November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans, including those from the Company. Under the revised terms, these loans are repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

	Face value	Amount
		recognized

Balance – December 31, 2011	146,275	142,227
Interest accrued	3,357	3,357
Accretion of liability premium for the period	-	(53)

Balance – March 31, 2012	149,632	145,531

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Derivative instruments

	March 31,	December 31,
	2012	2011

Louis Dreyfus put option (a)	14,147	5,695

Derivative assets	14,147	5,695

Hedge liability (b)	60,502	29,966
Mandatory prepayment – Baja funding loan	6,234	6,818
Mandatory prepayment – US Exim facility	13,339	12,924

Derivative liabilities	80,075	49,708

Current balance	-	42,890
Long-term balance	80,075	6,818

The Company was required to present the US Exim mandatory prepayment and the hedge liability as current liabilities at December 31, 2011 as a result of the administrative error related to the late payment of US Exim commitment fees and the provisions in the senior debt agreements (note 9). Based on the resolution of this matter in January 2012, these balances reverted to long-term at March 31, 2012.

The Company was in compliance with all covenants associated with these facilities at March 31, 2012. The Company was not in compliance with all covenants subsequent to March 31, 2012 as a result of estimated cost overruns exceeding the Company’s available financing which came to management’s attention subsequent to March 31, 2012. Consequently, the Company will be required to present all senior debt balances, the US Exim mandatory prepayment derivative and the hedge liability as current liabilities in subsequent periods unless sufficient financing is in place to meet the revised budget requirements (note 18(a)).

a)	Louis Dreyfus put option

The Company satisfied its contribution to the cost overrun facility (note 9(e)) through a $35,000 equity cost overrun facility, agreed to with Louis Dreyfus in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate.

The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company has recorded a non-current derivative financial asset on its balance sheet.

The Company used the Black Scholes option-pricing model, applying management’s estimate of the weighted probability amount of the facility, which the Company expects to utilize. The resulting fair value gain of $8,350 for the three months ended March 31, 2012 was recognized in the Consolidated Statement of Operations.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Derivative instruments (continued)

b)	Hedge liability

In order to satisfy the conditions precedent to the senior debt facilities (note 11), the Company entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

The details of the hedging instruments at March 31, 2012 and December 31, 2011 are as follows:

Copper hedged	Put price	Call price	Fair value
‘000’s lbs	$ per lb	$ per lb	March 31,	December 31,
			2012	2011

33,716	2.40	3.96	(10,802)	(5,390)
130,146	2.40	3.97	(41,081)	(20,383)
17,637	2.40	4.01	(5,335)	(2,604)
11,097	2.40	4.02	(3,284)	(1,589)

192,596	2.40	3.97	(60,502)	(29,966)

The Company values its hedge liabilities using an option valuation model. The primary inputs in the valuation model are copper price, copper price volatility and interest rates. The Company recognized fair value losses in the Consolidated Statement of Operations of $30,536 during the three months ended March 31, 2012 and fair value losses of $31,136 during the three months ended March 31, 2011.

12	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – December 31, 2011	24,670,477
Warrants exercised during the period	(984,375)
Warrants expired during the period	(109,375)

Warrants outstanding – March 31, 2012	23,576,727

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Share capital (continued)

b)	Warrants (continued)

The following table summarizes information about share purchase warrants outstanding at March 31, 2012:

	Number of warrants	Weighted average	Weighted average
Range of prices	outstanding and	contractual life	exercise price
(Cdn$ per warrant)	exercisable	(years)	(Cdn$ per warrant)

1.00 to 1.49	7,408,727	3.25	1.38
1.50 to 2.50	16,168,000	0.48	2.49

	23,576,727	1.35	2.14

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)

Stock options outstanding – December 31, 2011	27,987,500	0.95
Granted	50,000	0.92
Exercised	(200,000)	0.40
Forfeited	(625,000)	1.16

Stock options outstanding – March 31, 2012	27,212,500	0.95

The following table summarizes information about stock options outstanding and exercisable at March 31, 2012:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$)		(Cdn$)

0.40 to 0.49	4,660,000	1.08	0.40	4,660,000	0.40
0.50 to 0.99	4,420,000	3.41	0.71	2,220,000	0.59
1.00 to 1.49	18,132,500	3.77	1.15	8,285,000	1.15

	27,212,500	3.25	0.95	15,165,000	0.84

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At March 31, 2012, the Company has reserved 28,713,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Share capital (continued)

c)	Stock options (continued)

During the period, the Company modified its stock option plan in order to limit the options available to be granted to non-executive directors to 1% of the Company’s outstanding shares.

The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 50,000 five-year stock options to consultants and employees, with a fair value of $25 (Cdn$25) attributed to these options. The total stock-based compensation recorded during the three months ended March 31, 2012 was $1,078 (2011 – $2,473). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (three months ended March 31, 2012 - $738 and 2011 - $1,633) or to property, plant and equipment (three months ended March 31, 2012 - $340 and 2011 -$840), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	March 31,	March 31,
	2012	2011

Risk-free interest rate	1.52%	2.00%
Dividend yield	0%	0%
Expected volatility	75%	81%
Expected stock option life	3.85 years	3.16 years
Weighted average forfeiture rate	5.46%	0%
Weighted average exchange rates during the period (US$/Cdn$1)	$0.9990	$1.0147
Weighted average fair value of stock options granted	$0.50	$0.58

13	General and administration expense

	Three months ended
		March 31,
	2012	2011

Office and administration	570	594
Management and directors fees	202	153
Wages	1,242	978
Professional and consulting fees	453	569
Stock-based compensation (note 12(c))	738	1,633
Shareholders information	1,823	324
Depreciation	610	340

	5,638	4,591

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Three months ended
		March 31,
	2012	2011

Directors fees – administration	106	51
Management fees – administration	103	102
Management fees – property, plant and equipment	113	108

	322	261

The Company also recognized office and administration cost recoveries from a company with directors and officers in common during the three months ended March 31, 2012 of $53 (2011 - $47). The above transactions occurred at commercial terms. The loans from the Consortium also represent related party transactions. The terms and conditions of these loans are described in notes 9 and 10.

15	Segmented information

The Company’s only business activity is the development of mineral properties, which is carried out in Mexico.

The breakdown by geographic area as at March 31, 2012 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	28,022	827,020	855,042
Current assets	33,799	78,433	112,232

Total assets	61,821	905,453	967,274

Total liabilities	14,963	720,979	735,942

The breakdown by geographic region as at December 31, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	18,986	653,659	672,645
Current assets	34,781	59,558	94,339

Total assets	53,767	713,217	766,984

Total liabilities	14,301	498,484	512,785

No revenues were earned in either of the geographic areas.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

16	Commitments and contingencies

a)

The Company has entered into numerous contracts regarding development and operations of the Boleo Project. Total contractual obligations entered at March 31, 2012 are estimated to be $372,329, the payments for which are expected as follows:

2012	365,974
2013	5,460
2014	259
2015	166
Thereafter	470

372,329

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at March 31, 2012 amount to $1,106, the payments are expected as follows:

2012	435
2013	553
2014	118

1,106

c)

The Company entered into a 10 year office lease in 2010 at an average monthly lease expense of $53 (Cdn$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480 (Cdn$480), and has provided a letter of credit (“LC”), related to the tenant improvement allowance, of $758 (Cdn$757) prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The Company’s future minimum lease payments under these leases are as follows:

2012	470
2013	626
2014	626
2015	626
Thereafter	2,955

5,303

d)

As required by the terms of the senior debt facilities, the Company has agreed to terms of an off-take arrangement with Louis Dreyfus whereby the Company committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

16	Commitments and contingencies (continued)

e)

Under the terms of the senior debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company previously deposited $4,900 and has committed to deposit an additional $8,500 into the project reclamation funding account before December 31, 2013, for a total of $13,400.

2012	4,900
2013	3,600

8,500

f)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business. The Company may be subject to additional legal proceedings as a result of the project cost increase which exceeds existing financing facilities (note 18(a)).

17	Supplemental cash flow information

Cash and cash equivalents comprise:

	March 31,	March 31,
	2012	2011

Cash in bank	51,213	54,630
Term deposits with maturity of less than three months	3,214	-

	54,427	54,630

The non-cash investing and financing activities of the Company include the following:

	March 31,	March 31,
	2012	2011

Increase in accounts payable and accrued liabilities related to property, plant and equipment	14,199	9,460

(Decrease) increase in accounts payable and accrued liabilities related to deferred financing costs	(9)	(177)

Borrowing costs	7,926	4,264

Stock-based compensation	340	840

Other supplemental information:

Interest received	384	12

Interest paid	450	-

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

18	Subsequent events

a)

On April 23, 2012, the Company announced that, while the review was not yet complete, the Company had identified a projected cost increase of approximately $246,000 after exhausting existing contingency and cost overrun facilities. The funding shortfall of $246,000 was estimated after considering existing cost overrun facilities of $100,000 and approximate additional cost contingencies of $54,000, suggesting a total estimated cost overrun of approximately $400,000. Financing for the Boleo project was based on a 2010 projected go-forward funding requirement of $1,143,000.

The projected cost increase is attributable to a variety of pressures including change of scope, design improvements and price increases in key consumables such as steel and fuel. This current estimate exceeds previous forecasts, which were based in part on cost trend analysis.

b)

Under the provisions of the senior debt agreements (note 9), the Company was required to obtain certain permits prior to April 30, 2012. Although management continues to attend to this matter, the permits were not acquired by the deadline.

c)

On May 7, 2012, the Company announced that it had reconstituted its Board of Directors, reinstating former directors Tom Ogryzlo and Wolf Seidler, as well as appointing Stephen Lehner and Lorie Waisberg. Lorie Waisberg has been appointed Chair of the Board.

d)

On May 14, 2012, the Company announced the resignation of John Greenslade as the Company’s Chief Executive Officer (“CEO”) and President. Tom Orgyzlo has been appointed the interim CEO while the Company’s Board of Directors conducts a search for a permanent CEO.